Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On October 29, 2025, Youxin Technology Ltd (“Youxin” or the “Company”) completed the acquisition of 51% equity interest   of Celnet Technology Co., Ltd. (“Celnet BJ”), PRC-based provider of customer relationship management (CRM) system consulting, implementation, and development services through cloud computing solutions, for US$736,461. The following unaudited pro forma condensed combined financial information has been prepared to give effect to the acquisition by Youxin using the acquisition method of accounting with the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial information.

The unaudited pro forma condensed combined statements of operations for the year ended September 30, 2025 combine the historical statements of operations of Youxin and Celnet BJ, adjusted to reflect the pro forma effect as if the acquisition of Youxin occurred on October 1, 2024 (the first day of the Company’s 2025 fiscal year). The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Youxin and Celnet BJ as of September 30, 2025 and reflects the pro forma effect as if the acquisition of Youxin occurred on that date. Youxin’s historical consolidated financial statement referred to above were included in its Annual Report on Form 20-F for the year ended September 30, 2025. Celnet BJ’s historical financial statements referred to above for Celnet BJ for the comparable periods are included in this Report of Foreign Private Issuer on Form 6-K. The accompanying unaudited pro forma condensed combined financial information and the historical consolidated financial information presented therein should be read in conjunction with the historical consolidated financial statements and notes thereto for Youxin described above. The historical statements of Celnet BJ have been adjusted to conform to the Company’s financial statement presentation.

The unaudited pro forma condensed combined balance sheet and statements of operations include pro forma adjustments which reflect transactions and events that are directly attributed to the acquisition and factually supportable with respect to the statement of operations, and are expected to have a continuing impact on the consolidated results. The pro forma adjustments are described in the accompanying combined notes to the unaudited pro forma combined financial statements.

The unaudited pro forma condensed combined statements of operations for the year end September 30, 2025 is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred on October 1, 2024, nor is it necessarily indicative of the future results of the operations. The unaudited pro forma condensed combined statements of operations and proforma condensed combined balance sheet include adjustments to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Celnet BJ.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

September 30, 2025

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Historical	Historical
	3(A) Youxin	3(B) Celnet BJ	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$9,912,326	168,909	$-		$10,081,235

Restricted cash	24,298	-	-		24,298
Accounts receivable, net	213,772	550,947	-		764,719
Amount due from related parties	17,486	-	-		17,486
Contract costs	13,103	-	-		13,103
Contract assets	-	260,305	-		260,305
Prepaid expenses and other current assets	295,559	28,180	-		323,739
Total current assets	10,476,544	1,008,341	-		11,484,885

Non-current assets:
Property and equipment, net	2,519	5,545	-		8,064
Intangible assets	-	378,002	-		378,002
Operating lease right-of-use assets	78,862	110,967	-		189,829
Prepayment for acquisition	210,704	-	(210,704)	(a)	-
Other non-current assets	10,457	-	-		10,457
Deferred tax assets, net	-	8,013	-		8,013
Goodwill	-	-	1,967,495		1,967,495
Total non-current assets	302,542	502,527	1,756,791		2,561,860
TOTAL ASSETS	$10,779,086	1,510,868	$1,756,791		$14,046,745

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Short term loans	$318,865	$309,032	$-		$627,897
Accounts payable	34,190	26,279	-		60,469
Contract liabilities	30,024	65,893	-		95,917
Accrued expenses and other current liabilities	87,439	108,417	525,759	(b)	721,615
Payroll payable	1,134,532	741,074	-		1,875,606
Warrant liabilities	902,287	-	-		902,287
Amounts due to related parties	-	463,917	-		463,917
Operating lease liabilities, current	46,190	52,098	-		98,288
Total current liabilities	2,553,527	1,766,710	525,759		4,845,996

Non-current liabilities:
Long term loan	-	68,830	-		68,830
Operating lease liabilities, non-current	35,306	53,502	-		88,808
Total non-current liabilities	35,306	122,332	-		157,638
Total liabilities	2,588,833	1,889,042	525,759		5,003,634

Commitments and contingencies	-	-	-		-

Stockholders’ equity (deficit):
Youxin Class A Ordinary shares, $0.0001 par value	18,604	-	45	(c)	18,649
Youxin Class B Ordinary stock, $0.0001 par value	895	-	-		895
Celnet BJ, $0.15 (RMB1) par value	-	1,553,439	(1,553,439)	(d)	-
Additional paid-in capital	32,614,603	33,766	966,189	(e)	33,614,558

Accumulated deficit	(25,065,899)	(1,814,401)	1,870,660		(25,009,640)

Accumulated other comprehensive income (loss)	622,050	(150,978)	151,169		622,241
Non-controlling interests	-	-	(203,592)		(203,592)
Total stockholders’ equity (deficit)	8,190,253	(378,174)	1,231,032		9,043,111
Total liabilities and stockholders’ equity (deficit)	$10,779,086	1,510,868	$1,756,791		$14,046,745

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended September 30, 2025
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Historical	Historical
	4(A) Youxin	4(B) Celnet BJ	Transaction Accounting Adjustments	Pro Forma Combined
Revenues	$539,474	$2,829,958	$-	$3,369,432
Cost of revenues	(359,509)	(1,611,865)	-	(1,971,374)
Gross profit	179,965	1,218,093	-	1,398,058

Operating expenses:
Selling and marketing expenses	(130,792)	(294,799)	-	(425,591)
General and administrative expenses	(2,746,298)	(462,473)	-	(3,208,771)
Research and development expenses	(158,190)	(56,464)	-	(214,654)
Total operating expenses	(3,035,280)	(813,736)	-	(3,849,016)

Loss from operations	(2,855,315)	404,357	-	(2,450,958)

Other income (expense), net:
Other income	538	5,509	-	6,047
Other expenses	(24,271)	(2,069)	-	(26,340)
Interest expense	-	(15,536)	-	(15,536)
Loss from Investments	(2,736,514)	-	-	(2,736,514)
Change in warrant liabilities	2,647,942	-	-	2,647,942
Issuance costs allocated to warrant liabilities	(876,282)	-	-	(876,282)
Loss on issuance of warrant liabilities	(5,802,241)	-	-	(5,802,241)
Total other expense, net	(6,790,828)	(12,096)	-	(6,802,924)

Loss before income taxes	(9,646,143)	392,261	-	(9,253,882)
Provision for income taxes	-	(83,040)	-	(83,040)
Net loss	$(9,646,143)	$309,221	$-	$(9,336,922)

Weighted average number of ordinary shares outstanding - basic and diluted	9,311,589			9,311,589
Net loss per ordinary share - basic and diluted	$(1.04)			$(1.00)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTE 1. BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial statements are based upon the historical consolidated financial statements of Youxin which were included in its Annual Report on Form 20-F for the year ended September 30, 2025 and Celnet BJ financial statements for the comparable periods are included in this Report of Foreign Private Issuer on Form 6-K. The unaudited pro forma condensed combined statements of operations for the year end September 30, 2025 combine the historical statements of operations of Youxin and Celnet BJ, adjusted to reflect the pro forma effect as if the acquisition of Youxin occurred on October 1, 2024 (the first day of the Company’s 2025 fiscal year). The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Youxin and Celnet BJ as of September 30, 2025 and reflects the pro forma effect as if the acquisition of Youxin occurred on that date.

In accordance with generally accepted accounting principle, the acquisition of Celnet BJ by Youxin is being accounted for using the acquisition method of accounting. As a result, the unaudited condensed combined balance sheet has been adjusted to reflect the allocation of the purchase price to the identified assets and assumed liabilities based upon the Company’s fair value assessment and the excess purchase price to goodwill. The purchase price allocation in these unaudited pro forma combined financial statements is based upon the purchase price of US$736,461.

NOTE 2. ACCOUNTING POLICIES

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

NOTE 3. ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

3(A)	Derived from the unaudited consolidated balance sheet of Youxin as of September 30, 2025.

3(B)	Derived from the unaudited balance sheet of Celnet BJ as of September 30, 2025.

Pro forma Balance Sheet Transaction Accounting Adjustments:

3(a)	Derecognition of prepayment of acquisition after the completion of the acquisition

3(b)	Accrual of the outstanding acquisition consideration not yet paid

3(c)	Shares issued to the original shareholder of Celnet BJ as an incentive

3(d)	Elimination of the contributed capital of Celnet BJ

3(e)	Elimination of the additional paid-in capital of Celnet BJ. The excess of the consideration of the share incentive to the original shareholder of Celnet BJ over the value of the Class A Ordinary shares

NOTE 4. ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

4(A)	Derived from the unaudited consolidated statement of operations and comprehensive loss of Youxin for the year ended September 30, 2025.

4(B)	Derived from the unaudited statement of operations and comprehensive income of Celnet BJ for the year ended September 30, 2025.